SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2005

Sapiens International Corporation N.V.
(translation of registrant’s name into English)

c/o Landhuis Joonchi

Kaya Richard J. Beaujon z/n
P.O. Box 837

Willemstad
Curaçao, Netherlands Antilles
(599) (9) 7366277
(address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F  X   Form 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934]

Yes ___  No  X

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SAPIENS INTERNATIONAL CORPORATION N.V.

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

To be Held March 17, 2005

To the Shareholders of Sapiens International Corporation N.V. (the “Company”):

Notice is hereby given that a Special General Meeting of Shareholders of the Company (the "Meeting") will be held at the registered offices of the Company at Landhuis Joonchi, Kaya Richard J. Beaujoun z/n, Curaçao, Netherlands Antilles, on March 17, 2005 at 10:00 am (Curaçao time), for the following purposes:

1.

To elect the following members to the Board of Directors of the Company to serve as directors of the Company until the next annual general meeting of shareholders of the Company: Yacov Elinav and Uzi Netanel.

2.

To resolve to amend Article 9.3 of the Articles of Association of the Company in order to (a) clarify that in the case of vacancies on the Company's Board of Directors, the remaining directors may appoint new directors to fill such vacancies, until the next meeting of the shareholders of the Company, and (b) enable the Company's Board of Directors to create up to four additional directorships, and to appoint additional directors to fill such newly created positions until the next meeting of the shareholders of the Company.

3.

To approve the issuance and sale by the Company in excess of 19.99% of the Company's common shares, par value 0.01 Euro per share, and in excess of 19.99%  of the Company's voting power under the Private Equity Credit Agreement to be entered into between the Company and Brittany Capital Management Limited.

4.

To transact such other business and to take action upon such other matters as may properly come before the meeting or any adjournment thereof.

The close of business on January 20, 2005 has been fixed as the record date of the Meeting.  All shareholders of record at such time are entitled to notice of, and to vote at, the Meeting.

Shareholders who do not expect to attend the meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible in the enclosed stamped envelope.

The exact text of the amendment of Article 9.3 of the Articles of Association of the Company has been deposited at the office of the Company in Curaçao for inspection by the shareholders, and will remain available for inspection until the conclusion of the Meeting.

By Order of the Board of Directors

Andrew Treitel

General Counsel and Corporate Secretary

Curaçao, Netherlands Antilles

Date: February 17, 2005

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PROXY STATEMENT

_______________________________

Sapiens International Corporation N.V.

Landhuis Joonchi

Kaya Richard J. Beaujoun z/n

Curaçao, Netherlands Antilles

SPECIAL GENERAL MEETING OF SHAREHOLDERS

March 17, 2005

This Proxy Statement is being furnished in connection with the solicitation by the board of directors (the “Board of Directors”) of Sapiens International Corporation N.V. (the “Company”) of proxies for use at the Company’s Special General Meeting of Shareholders (the “Meeting”) to be held on March 17, 2005, or at any adjournment thereof.  The enclosed proxy is solicited by the Board of Directors.  All holders of the Company’s common shares entitled to vote at the Meeting are referred to herein as “Shareholders.”

VOTING PROCEDURE

Each Shareholder of record at the close of business on January 20, 2005 is entitled to notice of, and to vote at, the Meeting.  Each common share held by such a Shareholder of record is entitled to one vote for each matter to be voted on at the Meeting.  The Articles of Association of the Company state that no action may be taken at any General Meeting of Shareholders unless a quorum consisting of the holders of at least one-half of the outstanding shares having voting rights are present at such meeting in person or represented by proxy.  If a quorum is not present in person or represented by proxy in any such meeting, a second general meeting shall be called to be held within two months, at which second meeting the quorum requirements shall not apply. Each resolution proposed at the Meeting requires the affirmative vote of Shareholders present in person or represented by proxy and holding Common Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such resolution. The resolution to amend article 9.3 of the Company's Articles of Association requires the affirmative vote of holders of at least a majority of the outstanding shares of the Company entitled to vote.

Shares cannot be voted at the meeting unless the owner of record is present in person or represented by proxy.  The Company is incorporated in the Netherlands Antilles and, as required by the laws thereof and the Company’s Articles of Association, general meetings of shareholders must be held in Curaçao where the Company is established.  The enclosed proxy card is a means by which a Shareholder may authorize the voting of shares at the Meeting.  It may be revoked at any time by written notice to the Secretary of the Company before it is voted.  If it is not revoked, the shares represented will be voted in accordance with the proxy.  Proxies for use at the meeting are being solicited by the Company’s Board of Directors.  Proxies are being mailed to Shareholders on or about February 18, 2005 and will be solicited chiefly by mail; however, certain officers, Directors, employees and agents of the Company, none of whom will receive additional compensation therefore, may solicit proxies by telephone or by other personal contacts.  The Company will bear the cost of the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

As of the record date, January 20, 2005 there were 11,750,149 common shares (par value 0.01 Euro per share) of the Company outstanding and entitled to vote.

AGENDA ITEMS

1.

Election of Board of Directors

In February 2005, as a result of potential conflicts of interest, the Company and two members of the Company's Board of Directors, Yeoshua Agassi and Yochi Dvir, each on their own, reached an understanding regarding the conclusion of their term of service as a member of the Company's Board of Directors.  Pursuant to such understanding, Yeoshua Agassi and Yochi Dvir, will continue to serve on the Board of Directors until the election of their replacements.  The other members of the Company's Board of Directors, Ron Zuckerman, Dan Goldstein, Gad Goldstein, Naamit Salomon, Rammy Ringel, Yitzhak Sharir, and MeesPierson Intertrust (Curaçao) N.V., shall continue to serve until the next annual general meeting of shareholders of the Company.

The Company has identified and selected the following nominees for election to the Board of Directors, Yacov Elinav and Uzi Netanel, and they are hereby submitted to the Shareholders for election to serve as directors of the Company until the next annual general meeting of shareholders of the Company.

Please consider the following information regarding Mr. Elinav and Mr. Netanel.

Yacov Elinav has served as Chairman of the Board of Directors of Diur B.P. Ltd. since 2003.  Diur B.P. Ltd. is the real estate subsidiary of Bank Hapoalim B.M., which is listed on the London and Tel Aviv Stock Exchanges.  For over 30 years, Mr. Elinav served in various positions at Bank Hapoalim, including over 10 years as a member of the Board of Management, responsible for subsidiary and related companies.  Since August 1994, Mr. Elinav serves as director and Chairman of the Board of Directors of DS Securities and Investments, Ltd.  and as director and Chairman of the Board of Directors of DS Mutual Funds Ltd. Mr. Elinav also serves on the Board of Directors of several other public and private companies.

Uzi Netanel has served as the Chairman of the Board of Directors of MLL Software & Computers Industries Ltd. since 2004 and as the Chairman of the Executive Committee of Carmel Olephines since 2004.  From 2001 through 2003, Mr. Netanel served as a partner in the FIMI Opportunity Fund.  From 1993 through 2001, he served as Active Chairman of Israel Discount Capital Markets and Investments Ltd. From 1997 to 1999, Mr. Netanel served as Chairman of Poliziv Plastics Company (1998) Ltd. Mr. Netanel also serves on the Board of Directors of Israel Oil Refineries, Frutarom Industries and Caeserea-Vardinon Textiles.

A majority of the votes cast is required for the approval of the election of Mr. Elinav and Mr. Netanel to the Board of Directors.

The Board of Directors Recommends a Vote FOR Item 1

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2.

Amendment of the Company's Articles of Association

The Company wishes to amend Article 9.3 of the Company's Articles of Association in order to clarify that in the case of vacancies on the Company's Board of Directors, the remaining directors may appoint new directors to fill such vacancies, until the next meeting of the shareholders of the Company.

On July 31, 2005, new rules issued by the Nasdaq Stock Market, Inc. will go into effect for non-United States issuers, such as the Company.  Such new rules will require, among other things, that a majority of the Company's Board of Directors be independent directors.  In order to assist the Company in its compliance with the new rules, the Company wishes to further amend Article 9.3 of the Company's Articles of Association in order to enable the Company's Board of Directors to expand the number of directors (from the current number of 9) and to appoint individuals to fill such newly created positions, until the next meeting of the shareholders of the Company.

The text of Article 9.3 of the Company's Articles of Association is set forth below, including the proposed amendments.  The proposed additions to the current language are indicated by underlines.  There is no language which is proposed to be deleted.

9.3

The directors shall be elected at a General Meeting of Shareholders by a majority of votes cast, in person or by proxy, by the shareholders entitled to vote. The Board of Directors shall be authorized to appoint directors to fill any vacancies on the Board of Directors and to appoint up to four (4) additional directors, and any such appointment shall be effective until the next General Meeting of Shareholders. The number of persons constituting the whole Board of Directors shall be not less than three (3) nor more than twenty-four (24), as fixed and elected by the General Meeting of Shareholders, unless the Board of Directors appoints any additional director or directors in between two General Meetings of Shareholders.  The number of persons constituting the whole Board of Directors shall, until changed at any succeeding General Meeting of Shareholders, be the number so fixed and elected (as may be increased by those appointed).  At any General Meeting of Shareholders at which action is taken to increase the number of the whole Board of Directors or to remove a director, or at any subsequent General Meeting of Shareholders, any vacancy or vacancies created by such action may be filled.

In addition, the shareholders are asked to authorize each of the lawyers and candidate notaries of STvB, acting jointly as well as separately, to effect the amendment to the Company's Articles of Association by passing the deed of amendment before a civil law notary and furthermore to do everything which might be found necessary, all this with the right of substitution, to complete the amendment of the Articles of Association, as set forth above.

The affirmative vote of the shareholders of the Company having a majority of all outstanding shares of the Company's capital shares entitled to vote at the Meeting is required to resolve to amend the Company's Articles of Association as described in this Item.

The Board of Directors Recommends a Vote FOR Item 2

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3.

Approval of Issuance of Shares

The Company is seeking shareholder approval for the Company's potential issuance and sale of in excess of 19.99%  of its common shares and in excess of 19.99% of its voting power pursuant to the terms of a Private Equity Credit Agreement to be entered into between the Company and Brittany Capital Management Limited.

Our common shares are listed on the Nasdaq National Market. Nasdaq Rule 4350(i)(1) requires shareholder approval in connection with a transaction, other than a public offering, involving the sale, issuance or potential issuance by a company of common shares (or securities convertible into or exercisable for common shares) equal to 20% or more of the common shares or 20% or more of the voting power outstanding before such issuance at a price less than the greater of the book or market value of the common shares.  This rule also requires shareholder approval when the issuance or potential issuance will result in a change of control of the issuer.  We are seeking shareholder approval by virtue of these Nasdaq shareholder approval requirements.  Shareholder approval of the issuance of the shares is not otherwise required as a matter of Netherlands Antilles law or other applicable laws or rules or by the Company's Articles of Association.

We are not seeking shareholder approval to enter into the Private Equity Credit Agreement.  In the event shareholder approval is not obtained, we will still be able to execute the agreement and issue shares in a number up to 19.99% of our outstanding common shares (approximately 2,350,000 shares as of January 20, 2005).

On January 13, 2005, we executed a term sheet with Southridge Capital Management LLC, which acted as an advisor to and agent for Brittany Capital Management Limited ("Brittany").  It is anticipated that we will enter into a Private Equity Credit Agreement and a Registration Rights Agreement with Brittany.

Below is a description of certain material provisions of the Private Equity Credit Agreement that we expect to enter into with Brittany:

Under the terms of the Private Equity Credit Agreement, we will have the option to call funds of up to US$10 million from Brittany over a three year period.  Under the facility, we will be entitled to issue shares to Brittany in exchange for cash from time to time, at our election, subject to certain minimum limitations, but in no event may Brittany be obligated to own more than 4.99% of the Company's common shares at any one time.  The purchase price for the shares to be acquired by Brittany under the facility will be 95% of the “Market Price”.  The “Market Price” under the agreement will be the average of the closing bid prices during the 10 trading day period immediately following the date on which we deliver a written notice to Brittany setting forth the dollar amount with respect to which we will require Brittany to purchase our common shares.

Whenever we provide a draw down notice, we must specify a "Floor Price", which will be at least 75% of the market price on the last trading day before we gave the notice.  If, on any day during the 10 day period after we give notice, the market price falls below the Floor Price, the draw down amount will be reduced by 10%. If the closing bid price falls below the Floor Price on 3 separate days during the 10 day period, then Brittany's obligation to purchase shares pursuant to that specific draw down notice will terminate, and the amount of the draw down will be reduced to include only one-tenth of the draw down amount for each trading day that the closing bid price was not below the Floor Price, prior to such 3rd day.

Before drawing on the equity line, we must satisfy certain closing conditions, including the effectiveness of a registration statement that we must file with the Securities and Exchange Commission relating to the shares to be issued to Brittany.  Pursuant to the Registration Rights Agreement, we must keep such registration statement effective during the period Brittany holds Company shares.

Assuming a purchase price of $2.04 (95% of the closing bid price of our common shares on February 8, 2005), if the Company were to draw down on the entire $10 million equity line of credit, Brittany will purchase, in total, approximately 42% of the Company's outstanding common shares.  If the market price of our common shares were to decrease, the number of common shares issuable under the equity line will increase.

A majority of the votes cast is required for the approval of the issuance and sale of in excess of 19.99% of the Company's common shares and in excess of 19.99% of the Company’s voting power under the Private Equity Credit Agreement to be entered into the Company and Brittany Capital Management Limited.

The Board of Directors Recommends a Vote FOR Item 3

4.

Other Matters

The Board of Directors knows of no other matters to be presented at the Meeting.  If any additional matter should be presented properly, it is intended that the enclosed proxy will be voted in accordance with the discretion of the persons named in the proxy.

Shareholders are urged to complete and return their proxies promptly in order, among other things, to ensure action by a quorum and to avoid the expense of additional solicitation.  If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon.  If no specification is made, the proxy will be voted in favor of each of the proposals described in this Proxy Statement.

By Order of the Board of Directors

Yitzhak Sharir

President and Chief Executive Officer

Curaçao, Netherlands Antilles

Date: February 17, 2005

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Sapiens International Corporation N.V.

(Registrant)

Date:  February 28, 2005

By:

/s/  Andrew Treitel

Andrew Treitel

General Counsel and

Corporate Secretary

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